UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: June 17, 2021	By:	/s/ Jim Keough
	Name:	Jim Keough
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Notice of meeting and information circular dated June 7, 2021 for the Annual General Meeting of Shareholders to be held virtually on July 7, 2021 at 1:00 p.m. (Calgary Time).

99.2	Form of Proxy - Annual General Meeting to be held on July 7, 2021.